UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Personalis, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
71535D106
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71535D106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Abingworth LLP
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
England
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	5,449,294*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	5,449,294*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,449,294*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 17.4%*
(12) Type of Reporting Person (See Instructions): IA

* Based on the information set forth in the Quarterly Report on Form 10-Q of Personalis, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on November 13, 2019, there were 31,233,959 shares of the Issuer’s common stock, par value $0.0001 (the “Common Stock”), outstanding as of November 8, 2019. As of December 31, 2019 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 5,449,294 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of 5,449,294 shares of Common Stock held by Abingworth Bioventures V, LP (“ABV V”). Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 5,449,294 shares of Common Stock held by ABV V. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 17.4% of the shares of Common Stock deemed issued and outstanding.

CUSIP NO. 71535D106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Abingworth Bioventures V, LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
England
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	5,449,294*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	5,449,294*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,449,294*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 17.4%*
(12) Type of Reporting Person (See Instructions): IA

* Based on the information set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on November 13, 2019, there were 31,233,959 shares of Common Stock outstanding as of November 8, 2019. As of the Event Date, ABV V held 5,449,294 shares of Common Stock of the Issuer. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV V may be deemed to beneficially own 17.4% of the shares of Common Stock deemed issued and outstanding. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 5,449,294 shares of Common Stock held by ABV V.

Item 1(a). Name of Issuer:
Personalis, Inc. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
1330 O’Brien Drive Menlo Park, California 94025
Item 2(a). Name of Persons Filing:
This Schedule 13G is being filed on behalf of (i) Abingworth Bioventures V, LP (“ABV V”), and (ii) Abingworth LLP (“Abingworth” and together with ABV V, the “Reporting Persons”). As of December 31, 2019 (the “Event Date”), ABV V is the owner of record of 5,449,294 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 5,449,294 shares of Common Stock held by ABV V.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The business address for Abingworth and ABV V is Princess House, 38 Jermyn Street, London, England SW1Y 6DN.
Item 2(c). Citizenship:
Abingworth LLP is a limited liability partnership organized under the laws of England. ABV V is a limited partnership organized under the laws of England.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.0001
Item 2(e). CUSIP Number:
71535D106
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:
Not Applicable.

Item 4. Ownership.
As reported in the cover pages to this report, the ownership information with respect to each of the Reporting Persons is as follows:
(a) Amount Beneficially Owned:	5,449,294*
(b) Percent of Class:	17.4%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	5,449,294*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	5,449,294*

* Based on the information set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on November 13, 2019, there were 31,233,959 shares of the Issuer’s Common Stock outstanding as of November 8, 2019. As of the Event Date, Abingworth may be deemed to beneficially own an aggregate of 5,449,294 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of 5,449,294 shares of Common Stock held by ABV V. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 5,449,294 shares of Common Stock held by ABV V. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 17.4% of the shares of Common Stock deemed issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

ABINGWORTH LLP

By:	/s/ John Heard

Name:	John Heard
Title:	Authorized Signatory

ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard

Name:	John Heard
Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
A. Joint Filing Agreement dated as of February 14, 2020 by and between Abingworth LLP and Abingworth Bioventures V, LP.